Shareholder meeting (unaudited)

On April 28, 2009, an adjourned session of the Annual Meeting of the Shareholders of John Hancock Tax-Advantaged Global Shareholder Yield Fund was held at 601 Congress Street, Boston, Massachusetts for the purpose of considering and voting upon the proposals listed below:

Proposal 1: Election of six Trustees to serve until their respective successors have been duly elected and qualified.

PROPOSAL 1 PASSED FOR ALL TRUSTEES ON APRIL 28, 2009.
		WITHHELD
	FOR	AUTHORITY
Deborah C. Jackson	4,605,726	126,589
Charles L. Ladner	4,600,230	132,085
Stanley Martin	4,605,534	126,781
John A. Moore	4,601,480	130,835
Gregory A. Russo	4,611,246	121,069
John G. Vrysen	4,608,034	124,281

Proposal 2: To adopt a new form of investment advisory agreement.

PROPOSAL 2 PASSED ON APRIL 28, 2009.

For	3,382,772
Against	95,431
Withheld	144,074
Broker Non-Votes	1,110,038